SEC



16012466

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57 Street 19 Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Balk 212-698-0814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CitrinCooperman LLC
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Operating Officer

Title



Notary Public

KELSEY D GRAHAM III
Notary Public, State of New York
No. 02GR6251473
Qualified in Rockland County
Commission Expires November 14, 20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
And Report of Independent Registered Public Accounting Firm

TOCQUEVILLE SECURITIES, L.P.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

TOCQUEVILLE SECURITIES L.P.

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. as of December 31, 2015 and 2014, and the related statements of income, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of Tocqueville Securities L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedule on page 11 has been subjected to audit procedures performed in conjunction with the audit of Tocqueville Securities L.P.'s financial statements. The supplemental information is the responsibility of Tocqueville Securities L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 25, 2016

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Cash and cash equivalents	$ 2,456,623	$ 2,000,518
Commissions receivable	511,227	424,954
Distribution fees receivable	508,571	717,243
Due from Limited Partner	220,436	-
Prepaid expenses	70,127	58,913
Prepaid taxes	15,868	-
Clearing deposit	100,000	100,000
Total Assets	$ 3,882,852	$ 3,301,628

LIABILITIES AND PARTNERS' CAPITAL

	2015	2014
LIABILITIES		
Accounts payable and accrued expenses	$ 466,044	$ 663,032
Accrued distribution fees	546,893	859,134
Due to Clearing Broker	10,517	127,511
Due to limited partner	-	295,028
Taxes payable	-	8,400
Total Liabilities	1,023,454	1,953,105
PARTNERS' CAPITAL		
General partner	28,594	13,485
Limited partner	2,830,804	1,335,038
Total Partners' Capital	2,859,398	1,348,523
Total Liabilities and Partners' Capital	$ 3,882,852	$ 3,301,628

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
REVENUES		
Commissions	$ 4,575,756	$ 5,055,205
Distribution fees	1,492,186	1,825,175
Other income	11,040	41,964
Merger and acquisition fees	-	-
Interest and dividends	103	103
Total Revenues	6,079,085	6,922,447
EXPENSES		
Employee compensation and benefits	3,362,268	3,555,205
Clearing charges and commissions	1,093,489	1,083,161
Marketing expense related to distribution fees	108,669	256,925
Rent	224,167	176,942
Insurance	164,849	143,114
Taxes, other than income taxes	149,053	130,053
Information systems	160,554	153,392
Professional fees	180,153	182,851
Registration fees	109,150	103,288
Tax-deferred savings plan	82,441	78,381
Office expense	76,453	100,035
Travel and entertainment	74,619	63,555
Other	30,727	32,711
Telephone	15,856	18,311
Research and publications	104,217	64,766
Trading errors	10,517	7,281
Management fee	112,464	130,214
Total Expenses	6,059,646	6,280,185
Income Before Provision For Income Taxes	19,439	642,262
PROVISION FOR INCOME TAXES	8,564	43,739
Net Income	$ 10,875	$ 598,523

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	General Partner	Limited Partner	Total
Balance at January 1, 2014	$ 15,364	$ 1,521,019	$ 1,536,383
Net income	5,985	592,538	598,523
Cash distributions to partners	(7,864)	(778,519)	(786,383)
Balance at December 31, 2014	13,485	1,335,038	1,348,523
Net income	109	10,766	10,875
Cash contribution from partners	15,000	1,485,000	1,500,000
Balance at December 31, 2015	$ 28,594	$ 2,830,804	$ 2,859,398

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,875	$ 598,523
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(86,272)	22,611
Distribution fees receivable	208,672	43,248
Due from Limited Partner	(220,436)	-
Prepaid expenses	(11,215)	8,202
Prepaid taxes	(15,868)	-
Accounts payable and accrued expenses	(196,988)	25,552
Due to Clearing Broker	(116,994)	127,511
Accrued distribution fees	(312,241)	325,824
Due to limited partner	(295,028)	(36,541)
Taxes payable	(8,400)	8,400
Net cash provided by (used in) operating activities	(1,043,895)	1,123,330
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash contributions from partners	1,500,000	-
Cash distributions to partners	-	(786,383)
Net cash provided by (used in) financing activities	1,500,000	(786,383)
Net increase in cash and cash equivalents	456,105	336,947
Cash and cash equivalents - beginning of year	2,000,518	1,663,571
Cash and cash equivalents - end of year	$ 2,456,623	$ 2,000,518
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 32,832	$ 24,149

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

1. ORGANIZATION

Tocqueville Securities, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC"), which owns a 1% interest in the Partnership, and the limited partner is Tocqueville Asset Management L.P. ("TAMLP"), which owns a 99% interest in the Partnership. As a limited partnership, the limited partner is not responsible for the debts of the Partnership unless the limited partner has specifically guaranteed the debts of the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust"), sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of seven separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund, The Tocqueville Select Fund, and The Tocqueville Alternative Strategies Fund (collectively the "Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements were prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Partnership records commissions and consulting service revenue when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Distribution fees

Distribution fees are earned monthly based on a rate of average daily net assets of the Funds for which the Partnership is a distributor.

Cash and Cash Equivalents

At December 31, 2015 and 2014, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash in excess of FDIC insured limits, uninsured cash, and commission and distribution fees receivable. The Partnership maintains its cash with various financial institutions. The Partnership monitors the credit quality of the financial institutions and does not believe there is any significant credit risk with respect to cash. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds at financial intuitions as of December 31, 2015 were approximately $1,177,000. Additionally, at December 31, 2015, the Partnership had cash of approximately $1,029,000 in a Dreyfus Government money market fund that is not insured.

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Partnership reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses, if any, are provided based on factors surrounding the credit risk of the receivables, historical trends, and other information. Management does not believe an allowance for possible losses was necessary as of December 31, 2015 and 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a partnership for federal and state tax purposes, the Partnership's taxable income or loss is allocated to its partners in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Partnership remains subject to the New York City unincorporated business tax, a provision for which has been included in the financial statements.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Partnership is no longer subject to examinations by taxing authorities for years before 2012.

Allocation of Management Fee

Certain regulatory authorities require that the management fee paid to TMC be allocated based on the services provided by the general partner's employees. The Partnership has reflected this allocation for financial statement presentation only.

Reclassification

As of December 31, 2014, the Partnership accrued a liability for unpaid distribution fees due to various unrelated broker dealers and distribution fees receivable from the Trust. Additionally, as of December 31, 2014, the Partnership accrued distribution fees receivable from TAMLP for distribution fees payable to various unrelated broker dealers. These reclassifications had no effect on previously reported net income.

Subsequent Events

The Partnership has evaluated subsequent events through February 25, 2016, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Partnership had regulatory net capital of $2,023,815, which was $1,955,584 in excess of its required net capital of $68,230. At December 31, 2015, the Partnership's ratio of aggregate indebtedness to net capital was 50.57 to 1. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.

4. INDEMNIFICATION

The Partnership functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Partnership's clearing broker, customer activities may expose the Partnership to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Partnership seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

5. DISTRIBUTION FEES

The Partnership is the distributor of the Funds' shares and earned $1,492,186 and $1,825,175 in distribution fee income in 2015 and 2014, respectively. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2015 and 2014, the Partnership had a distribution fee receivable of $508,571 and $717,243, respectively. The Partnership's distribution fee revenue is net of payments due for distribution fee revenue earned by various unrelated brokers that assist in the distribution of the Funds' shares. An accrual has been established for fees that are due to unrelated brokers in the amount of $546,893 and $859,134 at December 31, 2015 and 2014, respectively.

6. TAX DEFERRED SAVINGS PLAN

TMC maintains a Tax Deferred Savings Plan (the "Plan"). As part of the management fee arrangement, a portion of the Plan expense is funded through the management fee paid to TMC. The portion of the management fee allocated to the Partnership for the Plan in 2015 and 2014 was $82,441 and $78,381, respectively.

7. RELATED PARTY TRANSACTIONS

As part of an arrangement with the Partnership's general partner, TMC provides certain services to TAMLP and the Partnership that are necessary to conduct business. TMC receives a management fee from TAMLP and the Partnership. The management fee includes the services provided by TMC's employees (salaries, payroll taxes, 401(k) expense, rent, management services, and general administrative expenses), which are allocated between TAMLP and the Partnership based on each entity's estimated contribution to gross income. The Partnership reimburses TAMLP for its portion of the fee paid. The management fee is reflected in the financial statements based upon the allocation of the services provided by TMC, as required by regulatory authorities. During the years ended December 31, 2015 and 2014, the costs of such services were $4,359,940 and $4,440,330, respectively. At December 31, 2015, the Partnership was owed $220,436 for advance payment of these services. At December 31, 2014, the Partnership owed $295,028 for these services.

8. DISTRIBUTIONS TO PARTNERS

The Partnership anticipates distributing the equivalent of the current year's net income to the partners in April 2016.

SUPPLEMENTARY INFORMATION

TOCQUEVILLE SECURITIES L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

	2015
NET CAPITAL:	
Total partners' capital	$ 2,859,398
Deduct: partners' capital not allowable as net capital	-
Total Partners' Capital Qualified for Net Capital	2,859,398
Deductions and/or charges:	
Distribution fees receivable	508,571
Due from Limited Partner	220,436
Prepaid expenses	70,127
Prepaid taxes	15,868
Net capital before haircuts on securities positions	2,044,396
Haircuts on securities positions	20,582
NET CAPITAL PER RULE 15c3-1	$ 2,023,814
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 466,044
Accrued distribution fees	546,893
Due to Clearing Broker	10,517
Total Aggregate Indebtedness	$ 1,023,454
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 68,230
Minimum Dollar Net Capital Required of Reporting Broker or Dealer	$ 25,000
Net Capital Requirement	$ 68,230
Excess Net Capital	$ 1,955,584
Percentage of Aggregate Indebtedness to Net Capital	50.57%
Reconciliation with the Company's Computation (Included in Part IIA of Form X-17-A-5 as of December 31, 2015):	**$ 2,124,128**
Commission receivable	64,815
Due from Limited Partner	(165,129)
NET CAPITAL	**$ 2,023,814**

See report of independent registered public accounting firm.



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tocqueville Securities L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tocqueville Securities L.P. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Tocqueville Securities L.P. stated that Tocqueville Securities L.P. met the identified exemption provisions throughout the most recent calendar year without exception. Tocqueville Securities L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tocqueville Securities L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 25, 2016

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



Tocqueville Securities L.P.'s 2015 Exemption Report

Tocqueville Securities, L.P. is a registered broker-dealer subject to the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Tocqueville Securities, L.P. states the following:

1. For the Year ending December 31, 2015, Tocqueville Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).
2. Tocqueville Securities, L.P. met the exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the calendar year without exception.

TOCQUEVILLE SECURITIES L.P.

I, Robert J. Kramer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert J. Kramer
Chief Operating Officer

Dated: February 8, 2016

40 West 57th Street 19th Floor • New York • NY • 10019-4001
Tel: (212)698-0800 • Fax: (212)262-0154 • www.tocqueville.com



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Partners
Tocqueville Securities L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Tocqueville Securities L.P., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tocqueville Securities L.P.'s compliance with the applicable instructions of Form SIPC-7. Tocqueville Securities L.P.'s management is responsible for Tocqueville Securities L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including cancelled checks and bank statements showing amounts withdrawn, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Company's trial balance and X-17 A-5 Part II A reports supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 25, 2016

TOCQUEVILLE SECURITIES L.P.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2015

SIPC-7 General Assessment	$	7,956
Less amounts paid:		
July 2015		(3,579)
Amount due with Form SIPC-7	$	4,377

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accoutant's agreed-upon procedures report on schedule of assessment and payments (Form SIPC-7).